

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2020

Thomas Meyer
Chief Executive Officer
Auris Medical Holding Ltd.
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Re: Auris Medical Holding Ltd.
Registration Statement on Form F-3
Filed October 6, 2020
File No. 333-249347

Dear Mr. Meyer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael J. Lerner, Esq.